Joseph W. Bean
Senior Vice President, General Counsel and Corporate Secretary
October 11, 2007
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549
Attn:      Donna M. Levy

Re:	Patriot Coal Corporation Registration Statement on Form 10 (File No. 001-33466) Acceleration Request
Ladies and Gentlemen:
     Patriot Coal Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 10:00 a.m. Eastern time on October 12, 2007 or as soon thereafter as practicable.
     The Company hereby acknowledges the following matters:
     (1)      The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;
     (2)      Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing referenced above effective, it does not foreclose the Commission from taking any action with respect to the filing; and
     (3)      The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*     *     *
     The Company requests that it be notified of the effectiveness of the Registration Statement by telephone call to Rhett Brandon of Simpson Thacher & Bartlett LLP, at (212) 455-3615.

Very truly yours, Patriot Coal Corporation
By:	/s/ Joseph W. Bean
	Name:	Joseph W. Bean
	Title:	Senior Vice President, General Counsel and Corporate Secretary